

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III



SEC FILE NUMBER
8- ~~67145~~ 67246

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

M.D. Sass Securities, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1185 Avenue of the Americas
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay — 212-509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berdon LLP
(Name - if *individual, state last, first, middle name*)

360 Madison Avenue	New York	NY	10017
(Address)	(city)	(State)	Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 9 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

OATH OR AFFIRMATION

I, Frank P. Pfeffer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.D. Sass Securities, L.L.C., as of December 31 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Managing Director

Title

Notary Public

SUSAN GARRISON HICKEY
Notary Public, State of New York
No. 31-4721727
Qualified in New York County
Certificate Filed in New York County
Commission Expires October 31, 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Members' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o)Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M.D. SASS SECURITIES, L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

M.D. SASS SECURITIES, L.L.C.

INDEX
DECEMBER 31, 2006


BERDON

INDEPENDENT AUDITORS' REPORT

To the Members of
M.D. Sass Securities, L.L.C.

We have audited the accompanying statement of financial condition of M.D. Sass Securities, L.L.C. (the "Company") as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of M.D. Sass Securities, L.L.C. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Berdon LLP
Certified Public Accountants

New York, New York
February 23, 2007

Berdon LLP
CPAs and Advisors

International Association of Practicing Accountants

Reply to:
360 Madison Avenue
New York, NY 10017
Ph: 212.832.0400
Fax: 212.371.1159

One Jericho Plaza
Jericho, NY 11753
Ph: 516.931.3100
Fax: 516.931.0034
www.BERDONLLP.com

EXHIBIT A

M.D. SASS SECURITIES, L.L.C.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 196,778
Due from M.D. Sass Investors Inc.	13,946
TOTAL ASSETS	$ 210,724

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES	$ -
MEMBERS' CAPITAL	210,724
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 210,724

The accompanying notes to statement of financial condition are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

M.D. Sass Securities, L.L.C. (the "Company") was formed on September 23, 2005 primarily to broker investments in limited partnership interests for clients. The Company generates fee income as stated in the services agreement dated January 30, 2006 between the Company and affiliates.

The Company is a Delaware limited liability company which is taxed as a partnership and governed under a limited liability company agreement. The agreement provides for the members' ownership, liabilities of members, transfers of interest, capital contributions, distribution to members and profit or loss allocations.

Financial statements prepared in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts. Actual results could differ from those amounts.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company became registered on August 1, 2006.

(a) Management Service Fee Reimbursement

The Company entered into a service agreement with M.D. Sass Associates, Inc. ("Associates") and M.D. Sass Investors Services, Inc. ("Investors"), both related parties, dated January 30, 2006. Both Associates and Investors are registered as an "investment advisor" under Section 203 of the Investment Advisors Act of 1940. The Company provides its broker services of marketing interests in the investment funds ("Affiliated Services") for which Investors and certain affiliates and former affiliates of Investors act as General Manager, Managing Member and Investment Advisor in exchange for services and personnel to be provided by Associates and Investors. Associates and Investors allocate expenses to the Company for Affiliated Services. The service agreement calls for the Company to be reimbursed by Associates and Investors at an amount equal to 100.5% of all expenses incurred providing these Affiliated Services.

(b) Commission Expense

The Company employs traders to broker investments in limited partnership interests for clients. The traders are paid a base salary and are also entitled to receive commissions based on varying percentages of eligible revenue (defined as base and performance fees) related to investments in these limited partnership interests.

(c) Cash and Cash Equivalents

Cash equivalents are defined as short-term, highly liquid money market funds with original maturities of less than 90 days. At December 31, 2006, substantially all of the cash and cash equivalents were held at one major financial institution.

(continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d) Income Tax

The Company is generally not taxed on its income or loss, as such taxes are the responsibility of the members. New York City, however, does subject limited liability companies to an unincorporated business tax based on income, with certain adjustments.

NOTE 2 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule") and has elected to compute its net capital under the Basic Method of this Rule. The Rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 in its first year of operation) subject to a minimum of $5,000. At December 31, 2006, the Company had net capital of $196,778 which was $191,778 in excess of its required net capital.

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(i).

NOTE 3 - RELATED PARTY TRANSACTIONS

M.D. Sass Associates, Inc. ("Associates") and M.D. Sass Investors Services, Inc. ("Investors") are related parties, through common ownership, which are registered investment advisors. During the year ended December 31, 2006, the Company received $1,659,681 for management service fee reimbursements. This amount is equivalent to 100.5% of all expenses incurred by the Company providing affiliated services to Associates and Investors throughout the year ended December 31, 2006. Associates paid expenses on behalf of the Company totaling $1,645,735 for the year ended December 31, 2006. Associates, Investors and the Company entered into an agreement to net the balances at December 31, 2006, resulting in a net receivable of $13,946 due from Investors at that date.

END